

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2018

Ashish Kapoor
Chief Financial Officer
GILLA INC.
475 Fentress Blvd., Unit L
Daytona Beach, Florida 32114

> **Re: GILLA INC.**
> **Form 10-K/A for the Year Ended December 31, 2017**
> **Filed May 18, 2018**
> **File No. 000-28107**

Dear Mr. Kapoor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Transportation and Leisure